Sondors Electric Car Company



ANNUAL REPORT

23823 Malibu Road, Suite 50 #129
Malibu, CA. 90265
(310) 991-5986
www.sondorselectriccar.com

This Annual Report is dated May 31, 2018.

BUSINESS

Overview

Sondors Electric Car Company (the "Company," "Sondors," "us," or "our") was incorporated in Delaware on August 15, 2016 ("Inception"). We were formed to design, develop, manufacture, and sell fully electric three-wheeled vehicles that offer zero tailpipe emissions.

We believe there is a significant unmet need for an affordable mass market electric vehicle, and we intend to fill that gap with the Model SONDORS at a base price of $10,000. Our intention is to offer a pre-sales program online and deliver purchased vehicles directly to the customer's door.

Our Vehicle

In an effort to create a striking exterior design to distinguish our vehicle in an ever-clouded marketplace, we have teamed up with American and Italian automotive engineers and designers to bring our vision to life. The interior is designed to feel large and open, seating three adult sized passengers.

Configured in a three-wheeled reverse trike format, the Model SONDORS is designed to offer great stability and handling dynamics while also reducing drivetrain complexity. The chassis, also known as the frame, is the main supporting structure of the vehicle to which all other components are attached. Most passenger cars today are uni-body construction, meaning their chassis and bodywork have been integrated into one another. This method simplifies production and assembly. We intend to build our vehicle on a similar platform utilizing the latest in metal, composite, and polymer technologies.

Our design also allows for reduced weight and lower drag coefficient, resulting in more efficient power utilization and performance. Additionally, by using a single rear tire powered by a state-of-the-art wheel hub motor, our design will provide easy access to the motor for repairs or replacement.

Features and options

The three-wheeled vehicle is designed to have the same standard comfort and functional features customers have come to expect in modern motor vehicles: air conditioning, heat, AM/FM stereo, power windows, power door lock, airbags, auxiliary port(s), anti-lock brakes, and traction control. We intend to offer additional optional luxury features such as leather seats, rear wheel drive, upgraded battery options for further range, and various exterior body aesthetic add-ons. As currently contemplated, further specifications include:

- Rear wheel drive with wheel hub motor
- Lithium Ion battery 0 to 60 mph in 5-8 seconds
- Charge with standard 110V or 240V (2X charge)
- Three battery range options: 50, 100, and 200 miles
- Five color options: White, Black, Blue, Silver or Red
- Driver and passenger airbags
- Touch screen tablet monitor
- Push button start

Engineering and Development

Our development process comprises seven stages:

- Concept Design
- Engineering Analysis
- Detailed Design and Initial Prototype
- Production Prototype
- Design Validation and Testing
- Production Tooling
- Manufacturing

We have completed our initial prototype and are in the process of refining our production plans with suppliers to start production in April 2019.

Manufacturing / Production Plan

Our goal is to produce the highest quality vehicle at the lowest cost to the end customer. Rather than building and operating our own manufacturing facilities, which would require a significant capital investment, we are currently exploring bids and investigating options to contract with high quality manufacturers already equipped to produce a majority of the vehicle parts, and assemble our vehicles. In addition, while we are designing and will have specially manufactured several key components including our proprietary wheel hub motor, in order to reduce development costs, we intend to use certain parts that already exist, rather than designing all new parts. We have made considerable progress towards identifying and procuring component and parts supply partners.

Sales and Service Model

Sales Model

We intend to sell Model SONDORS online. Our distribution model is designed to enable customers to choose specific options for their vehicles at the point-of-sale. Customers can then select from an extensive list of add-ons to customize their vehicles, and ultimately have the vehicle delivered directly to their home.

For individuals who prefer to see the car in person before making a purchase, our longer term vision includes having information centers staffed with personnel who can answer questions, provide test drives, and assist in the purchasing process. This streamlined approach to sales reduces the need for large and expensive sales infrastructure and distribution networks that currently predominate the automotive industry resulting in a potential cost savings for the customer.

Service Model

We intend to provide customer service and technical support for our electric vehicles. Because of the simplicity of the vehicle's design, we believe some customers may elect to do their own maintenance and repair. In these cases, we intend to deliver parts directly to the customer and provide detailed maintenance and repair instructions. We intend to design the vehicle so the average consumer can replace many components within minutes. In certain areas, mobile technicians capable of performing most inspections and repairs will be available.

Employees

The Company currently has no employees but works with multiple contractors in the areas of marketing, sales, public relations, and advertising services. As we expand our operations, we anticipate our needs will change, at which time we intend to add additional contractors and agencies in the areas of marketing, sales, manufacturing, engineering and design.

Government Regulation

Many governmental standards and regulations relating to safety, fuel economy, emissions control, noise control, vehicle recycling, substances of concern, vehicle damage, and theft prevention are applicable to new motor vehicles, engines, and equipment manufactured for sale in the United States, Europe, and elsewhere. In addition, manufacturing and other automotive assembly facilities in the United States, Europe, and elsewhere are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances.

For example, the federal Clean Air Act imposes stringent limits on the amount of regulated pollutants that lawfully may be emitted by new vehicles and engines produced for sale in the United States. In addition, California has received a waiver from EPA to establish its own unique emissions control standards for certain regulated pollutants. New vehicles and engines sold in California must be certified by the California Air Resources Board (CARB), and there may be similar statutes in other states.

The National Highway Traffic Safety Administration ("NHTSA") enforces the National Traffic and Motor Vehicle Safety Act of 1966 (the "Safety Act"), which regulates vehicles and vehicle equipment. The Safety Act prohibits the sale in the United States of any new vehicle or equipment that does not conform to applicable vehicle safety standards established by NHTSA. Meeting or exceeding many safety standards is costly, in part because the standards tend to conflict with the need to reduce vehicle weight in order to meet emissions and fuel economy standards. Also, the Safety Act requires that defects related to motor vehicle safety be remedied through safety recall campaigns. A manufacturer is obligated to recall vehicles if it determines the vehicles do not comply with a safety standard. Should we or NHTSA determine that either a safety defect or noncompliance exists with respect to any of our vehicles, the cost of such recall campaigns could be substantial.

In addition, we are required to comply with stationary source air and water pollution and hazardous waste control standards that are now in effect or are scheduled to come into effect with respect to the manufacturing of our vehicles. We do not yet have an estimate of the cost of compliance for any of these regulations.

State laws regulate the manufacture, distribution, and sale of motor vehicles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to consumers in the state. If we establish and operate our own retail store network, we will need to secure dealer licenses in order to do so. It will not be possible to obtain a dealer license in all 50 states since some states presently do not permit motor vehicle manufacturers to be licensed as dealers or to act in the capacity as a dealer, or otherwise restrict a manufacturer's ability to deliver vehicles. Where we are unable to obtain a dealer license, we may have to conduct sales out of the state using our website, phone or mail, and may not be able to sell to customers within that state. We do not yet have an estimate of the cost of compliance with motor vehicle manufacturer and dealer regulations.

There are laws in other jurisdictions in which we may manufacture, market and/or sell our vehicles, and with which we will need to comply.

Competition

The worldwide automotive market, particularly for economy and alternative fuel vehicles, is highly competitive today, and we expect it will become even more so in the future. We face strong competition from established motor vehicle manufacturers, including manufacturers of high-MPG vehicles, such as Toyota Prius, Smart, Fiat, Nissan Leaf, and other high efficiency, economy cars, as well as from new entrants into the market, such as Elio Motors.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Furthermore, certain large manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount, provided that the vehicles are financed through their affiliated financing company. We do not currently intend to offer any form of direct financing on our vehicles. The lack of our direct financing options and the absence of customary vehicle discounts could put us at a competitive disadvantage.

We expect competition in our industry to intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets. If our competitors introduce new cars or services that compete with or surpass the quality, price or performance of our vehicles or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Intellectual Property

We rely on a combination of trademarks and trade secrets, to establish and protect our intellectual proprietary rights, and may, in the future, file patents. Our intellectual property currently includes various US and intentional trademarks of the name "SONDORS".

Litigation

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions relating to our intellectual property, conduct of our business activities, or otherwise.

Properties

We do not own any real estate or significant assets.

Previous Offerings

Between February 20, 2017 and March 28, 2017, we sold 83,330 shares of common stock in exchange for $12.00 per share under Regulation Crowd Funding. In 2017 and 2018, in connection with our Regulation A+ Offering, we sold 13,362 shares of common stock in exchange for $28.68 per share. The proceeds of both offerings are being used primarily to fund the design and development of the Model SONDORS electric car prototype.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding; however, this Annual Report has been filed 30 days late.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2017 Compared to 2016

We have not yet generated any revenues, and we do not expect to do so until after completing production tooling and beginning manufacturing of the Model SONDORS.

General and administrative expenses increased to $69,735 from $8,023 for the year ended December 31, 2017 and period from Inception to December 31, 2016, respectively. General and administrative expenses increased primarily as a result of the fair value of services provided by our Chief Executive Officer, as well as higher consulting and accounting expenses.

Advertising and marketing expenses increased to $65,225 from $33,300 for the year ended December 31, 2017 and period from Inception to December 31, 2016, respectively. Advertising and marketing expenses increased primarily as a result of increased advertising and marketing related to the Company's Regulation A offering, as well as the unveiling of the initial prototype of Model SONDORS.

Design and development expenses increased to $916,324 from $0 for the year ended December 31, 2017 and period from Inception to December 31, 2016, respectively. Design and development expenses increased primarily as a result of the design and construction of the initial prototype of Model Sondors.

As a result, the Company's net loss increased to $1,051,898 from $42,123 for the year ended December 31, 2017 and period from Inception to December 31, 2016, respectively.

Liquidity and Capital Resources

We have an accumulated deficit at December 31, 2017 of $1,094,021. At December 31, 2017, the Company had cash of $62,172. The Company intends to raise additional funds through an equity financing.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	2017	2016
Net cash (used in) provided by:		
Operating activities	$ (1,015,098)	$ (41,323)
Financing activities	$ 1,076,440	$ 42,153

Operating Activities

Cash used in operating activities increased to $1,015,098 from $41,323 for the year ended December 31, 2017 and period from Inception to December 31, 2016, respectively. The increase in cash used in operating activities was primarily due to a higher net loss.

Financing Activities

Cash provided by financing activities increased to $1,076,440 from $42,153 for the year ended December 31, 2017 and period from Inception to December 31, 2016, respectively. The increase in cash provided by financing activities was primarily due to the issuance of common stock for cash through the Company's Regulation A (Tier 2) offering during 2017.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name	Position	Dates of Service
Executive Officers:		
Storm Sondors	Chief Executive Officer, Treasurer, Secretary	Since inception
Director:		
Storm Sondors	Sole Director	Since inception

Our chief executive officer does not work full time for us, and spends time on his duties for other companies with which he is involved.

Storm Sondors, Chief Executive Officer, Treasurer, Secretary and Sole Director. Mr. Sondors is the founder and has served as our sole officer and director, since our inception. He also currently serves as the sole officer and director of Sondors, Inc., a Delaware corporation, which designs, develops, markets and sells electric bikes. Since June 2015, he has also served as sole officer and director of Sondors Inc., a California corporation, which previously designed, manufactured, developed, marketed and sold electric bikes, and lithium ion batteries and chargers for e-bikes, and which currently manufactures electric bikes for us. Between March 2017 and the present date, he has also served as the manager of Sondors Global, LLC, a California limited liability company, which holds certain patents, trademarks and other intellectual property. Between 2010 and the present, he has served as sole officer and director of Pacific Storm, Inc., a multi-brand company that previously designed, developed, produced and marketed various consumer products, including electric bikes.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2017, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Storm Sondors 23823 Malibu Rd Suite 50 #129 Malibu, CA 90265	2,700,000 shares		96.56%

RELATED PARTY TRANSACTIONS

In August 2016, Storm Sondors, our sole officer and director, transferred us the designs and drawings for our prototype vehicle, however, did not receive any consideration in exchange.

On February 14, 2017, Mr. Sondors advanced us $105,000. The advance does not accrue any interest and is payable on demand.

In April 2017, Pacific Storm, Inc., a California corporation, which Mr. Sondors wholly owns and for which he serves as sole officer and director, transferred us the "SONDORS" trademark for electric cars, for no consideration.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share. As of December 31, 2017, 2,796,239 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

SONDORS ELECTRIC CAR COMPANY

By   /s/ Storm Sondors *Storm Sondors*
       Name: Storm Sondors
       Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

TABLE OF CONTENTS   **Page**

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Sondors Electric Car Company
Malibu, CA

Opinion on the Financial Statements
We have audited the accompanying balance sheets of Sondors Electric Car Company (the "Company") as of December 31, 2017 and 2016, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2017 and the period from August 15, 2016 (Inception) to December 31, 2016, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the year ended December 31, 2017 and the period from August 15, 2016 (Inception) to December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Going Concern
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's net losses from inception, negative cash flow, and lack of liquidity raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ dbb*mckennon*

We have served as the Company's auditor since 2016

Newport Beach, California
April 27, 2018

SONDORS ELECTRIC CAR COMPANY
BALANCE SHEETS
AS OF DECEMBER 31, 2017 AND 2016

	December 31, 2017	December 31, 2016
ASSETS		
Current Assets		
Cash and equivalents	$ 62,172	$ 830
Total Current Assets	62,172	830
Total Assets	$ 62,172	$ 830
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Accrued liabilities	$ 1,600	$ 800
Notes payables – related party	91,030	—
Total Current Liabilities	92,630	800
Commitments and Contingencies (Note 5)		
Stockholders' Equity (Deficit)		
Common stock: 10,000,000 shares authorized; $0.0001 par value; 2,796,239 and 2,783,330 shares issued and outstanding as of December 31, 2017 and 2016, respectively	280	278
Additional paid-in capital	1,199,369	975,615
Subscriptions receivable	(136,086)	(933,740)
Accumulated deficit	(1,094,021)	(42,123)
Total Stockholders' Equity (Deficit)	(30,458)	30
Total Liabilities and Stockholders' Equity (Deficit)	$ 62,172	$ 830

See accompanying notes to financial statements.

SONDORS ELECTRIC CAR COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017 AND
PERIOD FROM AUGUST 15, 2016 (INCEPTION) TO DECEMBER 31, 2016

	2017	2016
Operating Expenses		
Advertising and marketing	$ 65,225	$ 33,300
Design and development	916,324	-
General and administrative	69,735	8,023
Total Operating Expenses	1,051,284	41,323
Operating Loss	(1,051,284)	(41,323)
Other Income		
Interest income	186	-
Loss Before Income Taxes	(1,051,098)	(41,323)
Provision for income taxes	800	800
Net Loss	$ (1,051,898)	$ (42,123)
Net Loss per Common Share – Basic and Diluted:	$ (0.38)	$ (0.02)
Weighted Average Common Shares Outstanding – Basic and Diluted	2,787,536	2,700,000

See accompanying notes to financial statements.

SONDORS ELECTRIC CAR COMPANY
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017 AND
PERIOD FROM AUGUST 15, 2016 (INCEPTION) TO DECEMBER 31, 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,051,898)	$ (42,123)
Adjustments to reconcile net loss to net cash flows used in operating activities:		
Fair value of services provided	36,000	-
Changes in operating assets and liabilities:		
Accrued liabilities	800	800
Net cash used in operating activities	(1,015,098)	(41,323)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Common stock issued for cash	1,070,544	1,000
Offering costs	(85,134)	-
Contributed capital	-	41,153
Proceeds from related party note payable	105,000	-
Repayment of related party note payable	(13,970)	-
Net cash provided by financing activities	1,076,440	42,153
Increase in cash and cash equivalents	61,342	830
Cash, Beginning of Year	830	-
Cash, End of Year	$ 62,172	$ 830
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying notes to financial statements.

SONDORS ELECTRIC CAR COMPANY
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2017 AND
PERIOD FROM AUGUST 15, 2016 (INCEPTION) TO DECEMBER 31, 2016

	Common Stock		Additional Paid-in Capital	Subscriptions Receivable	Accumulated Deficit	Stockholders' Equity (Deficit)
	Shares	Amount				
Balance at August 15, 2016 (Inception)	-	$ -	$ -	$ -	$ -	$ -
Common stock issued for cash	2,783,330	278	999,952	(933,740)	-	66,490
Offering costs	-	-	(65,490)	-	-	(65,490)
Contributed capital	-	-	41,153	-	-	41,153
Net loss	-	-	-	-	(42,123)	(42,123)
December 31, 2016	2,783,330	278	975,615	(933,740)	(42,123)	30
Receipt of subscription receivable				933,740		933,740
Common stock issued for cash	12,909	2	272,888	(136,086)	-	136,804
Offering costs	-	-	(85,134)	-	-	(85,134)
Fair value of services provided	-	-	36,000	-	-	36,000
Net loss	-	-	-	-	(1,051,898)	(1,051,898)
December 31, 2017	2,796,239	$ 280	$ 1,199,369	$ (136,086)	$ (1,094,021)	$ (30,458)

See accompanying notes to financial statements.

16

SONDORS ELECTRIC CAR COMPANY
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017 AND
PERIOD FROM AUGUST 15, 2016 (INCEPTION) TO DECEMBER 31, 2016

NOTE 1 – NATURE OF OPERATIONS

Sondors Electric Car Company (which may be referred to as "Sondors," the "Company," "we," "us," or "our") was incorporated on August 15, 2016 ("Inception") in the State of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in Malibu, California.

The Company designs, develops, and intends to manufacture on an outsourced basis and sell its own three-wheeled electric vehicle. The Company also intends to provide customer service and technical support for its electric vehicles. In certain areas, mobile technicians capable of performing most inspections and repairs will be available.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
Preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from its intended operations. The development of the Company's product and service offerings are expected to take an extended amount of time to develop and may be subject to regulatory requirements. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions,

changes in electric automobile technology and infrastructure, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of its products in the marketplace. Like any new business, the Company faces challenges that come from early-stage branding and financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Equity Offering Costs
The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, *Other Assets and Deferred Costs*. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity (deficit) upon the completion of an offering or to expense if the offering is not completed. Offering costs charged to stockholders' equity (deficit) totaled $85,134 and $65,490 for the year ended December 31, 2017 and the period from Inception to December 31, 2016, respectively.

Revenue Recognition
The Company will recognize revenue from the sale of products and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

The Company is currently developing its products and has not generated any revenue to date. Future revenue recognition policies may change based on the product and service offerings developed.

Advertising
The Company expenses advertising costs as incurred. During the year ended December 31, 2017 and period from Inception to December 31, 2016, advertising expense was $0 and $5,000, respectively.

Design and Development Costs
The Company incurs research and development costs during the process of developing and designing its three-wheeled electric vehicle. Research and developments costs consist primarily of outside services. The Company expenses these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
The Company applies ASC 740, *Income Taxes* ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

For the year ended December 31, 2017, the Company had one vendor that accounted for 83% of its research and development costs. The Company does not believe the loss of this vendor would have a material impact on the Company's operations.

Loss per Common Share
The Company presents basic loss per share ("EPS") and diluted EPS on the face of the statement of operations. Basic loss per share is computed as net loss divided by the weighted average number of

common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the year ended December 31, 2017 and period from Inception to December 31, 2016, the Company had no dilutive securities outstanding.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for the Company beginning January 1, 2018. The Company does not believe the updated standard will have a material impact on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has not yet commenced revenue generating activities, incurred losses from operations, and had an accumulated deficit of $1,094,021 as of December 31, 2017. Losses are expected to continue until such time the Company can design, produce, and sell its product offerings. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – RELATED PARTY TRANSACTIONS

In February 2017, the Company executed a note payable of $105,000 to an entity owned by our Chief Executive officer. The proceeds from the note were used to pay design and development expenses. During the year ended December 31, 2017, the Company repaid $13,970 against the related party note payable. The note is due on demand and carries no interest. As of December 31, 2017, an outstanding balance on the related party note payable of $91,030 was included in the accompanying balance sheet.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or any of its officers.

NOTE 6 - STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock, each share having a par value of $0.0001.

Upon Inception, the Company issued 2,700,000 shares of common stock to its founder for $1,000.

During the year ended December 31, 2017, the Company sold 5,836 and 7,073 shares of common stock through its Regulation Crowdfunding and Regulation A (Tier 2) offerings at $12.00 and $28.68 per share of common stock, respectively. The Company recognized gross proceeds of $272,890 and a subscription receivable of $136,086 related to the sale of these shares. In connection with these offerings, the Company incurred offering costs of $85,134, which reduced additional paid-in capital. The subscription receivable of $136,086 was collected subsequent to December 31, 2017.

During the year ended December 31, 2016, the Company sold 83,330 shares of common stock through its Regulation Crowdfunding offering. The Company recognized gross proceeds of $999,960 based on a price of $12.00 per share of common stock and had a subscription receivable of $933,740 related to the sale of these shares as of December 31, 2016. In connection with this offering, the Company incurred offering costs of $66,220, which reduced additional paid-in capital. During the year ended December 31, 2017, the Company collected the subscription receivable of $933,740 related to the sale of these shares.

Contributed Capital

The Company's founder and Chief Executive Officer does not receive compensation for his services under an employment contract at the current time. The Company has recognized as contributed capital, what it believes to be the fair value of services provided ($36,000), due to the significant time required in the development process of our prototype vehicle.

The Company's founder contributed $41,153 in additional paid-in capital to the Company during 2016 to pay advertising and marketing, legal, and accounting expenses associated with the Company's Regulation Crowdfunding offering.

NOTE 7 – INCOME TAXES

On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Act") was signed into law in the U.S. The Tax Act has resulted in significant changes to the U.S. corporate income tax system. These changes include a federal statutory rate reduction from 35% to 21%, the elimination or reduction of certain domestic deductions and credits, and limitations on the deductibility of interest expense and executive compensation. These changes are effective beginning in 2018.

We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring our U.S. deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, *Income Tax Accounting Implications of the Tax Cuts and Jobs Act* ("SAB 118"), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

The following table presents the current and deferred tax provision for federal and state income taxes for the year ended December 31, 2017 and period from Inception to December 31, 2016:

	2017	2016
Current tax provision:		
Federal	$ —	$ —
State	800	800
Total	800	800
Deferred tax provision:		
Federal	(334,000)	(12,000)
State	(57,000)	(2,000)
Total	(391,000)	(14,000)
Valuation allowance	391,000	14,000
Total provision for income taxes	$ 800	$ 800

Reconciliations of the U.S. federal statutory rate to the actual tax rate consist of the federal and state tax benefit at a combined statutory rate of 39.8% and a change in the valuation allowance of $391,000 and

$14,000 for the year ended December 31, 2017 and period from Inception to December 31, 2016, respectively.

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)	
	2017	2016
Current:		
Other	$ 1,000	$ —
Noncurrent:		
Net operating loss carryforwards	404,000	14,000
Valuation allowance	(405,000)	(14,000)
Net deferred tax asset	$ —	$ —

Based on federal tax returns filed, or to be filed, through December 31, 2017, we had available approximately $973,400 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire 2036 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2016. The Company currently is not under examination by any tax authority. The Company has not made any tax filings to date.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent to December 31, 2017, the Company has received approximately $153,000 in net proceeds related to its Regulation A (Tier 2) offering. Of this amount, approximately $136,000 relates to the collection of the subscription receivable outstanding as of December 31, 2017, and approximately $17,000 relates to the issuance of approximately 1,300 shares, net of fees incurred, in 2018.

The Company has evaluated subsequent events that occurred after December 31, 2017 through April 27, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.